SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

FNBH Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302528104

(CUSIP Number)

December 11, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302528104	13G	Page 2 of 6 Pages

1		Name of Reporting Persons Robert A. Clemente, as Trustee of the Richard K. Thompson Irrevocable Trust 1994 dated January 1, 2004 (1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,471,428 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,471,428 (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,471,428 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 9.7% (3)(4)
12	Type of Reporting Person OO

(1) Robert A. Clemente is the sole trustee of the Richard K. Thompson Irrevocable Trust 1994 dated January 1, 2004, the owner of the securities.

(2) Includes 2,471,428 shares of Common Stock issuable upon conversion of 1,730 shares of Mandatorily Convertible Non-Cumulative Junior Participating Preferred Stock, Series B (the "Series B Shares").

(3) Assumes the conversion of all of the Reporting Person's Series B Shares into shares of Common Stock.

(4) The amount reported in Row (9) represents 9.7% of the outstanding Common Stock and outstanding Series B Shares, on an as converted basis.

CUSIP No. 302528104	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
FNBH Bancorp, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
101 E. Grand River Ave., Howell, MI 48844

Item 2(a).	Name of Person Filing:
Robert A. Clemente, as Trustee of the Richard K. Thompson Irrevocable Trust 1994 dated January 1, 2004 (5)

Item 2(b).	Address of Principal Business Office or, if None, Residence:
401 S. Old Woodward, Suite 410, Birmingham, MI 48009

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
302528104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

 (5) Robert A. Clemente is the sole trustee of the Richard K. Thompson Irrevocable Trust 1994 dated January 1, 2004, the owner of the securities.

CUSIP No. 302528104	13G	Page 4 of 6 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 2,471,428 shares of Common Stock (6)

(b)	Percent of Class: 9.7% (7)(8)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,471,428 (6)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,471,428 (6)
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

(6) Includes 2,471,428 shares of Common Stock issuable upon conversion of 1,730 shares of Mandatorily Convertible Non-Cumulative Junior Participating Preferred Stock, Series B (the "Series B Shares").

(7) Assumes the conversion of all of the Reporting Person's Series B Shares into shares of Common Stock.

(8) The amount reported at Item 4(a) represents 9.7% of the outstanding Common Stock and outstanding Series B Shares, on an as converted basis.

CUSIP No. 302528104	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2014

/s/ Robert A. Clemente
Robert A. Clemente, Trustee of the Richard K. Thompson Trust 1994, dated January 1, 2004

CUSIP No. 302528104	13G	Page 6 of 6 Pages

EXHIBIT LIST

None